

# SVETLANA ZHURAVLEVA

## MANAGER AND DESIGNER

## PERSONAL PROFILE

Extremely motivated to constantly develop my skills and grow professionally. I am confident in my ability to come up with interesting ideas for unforgettable designs and marketing campaigns.

## CONTACT

 67 W Easy Street #117, Simi Valley, California

 lana2828@gmail.com

 8552553607

## EDUCATION

State University of Management (Moscow)
Institute of Economics and Management of the International Academy of Business and Management(Moscow)

## SKILLS

- Exceptional communication and networking skills
- Successful working in a team environment, as well as independently
- The ability to work under pressure and multi-task
- The ability to follow instructions and deliver quality results

## WORK EXPERIENCE

**New Century Cyber Technologies, Inc.,** Secretary, Treasurer, Designer.
JUN 2015 - PRESENT

- Organized and developed the company from zero point to a successful project launch
- Maintained and organized numerous office files
- Constantly updated the company's contact and mailing lists
- Monitored ongoing marketing campaigns
- Monitored press coverage
- Oversaw the social media launch of iCTABLE

**Spark Ventures, LLC, Partner**
JUN 2011 - JUN 2015

- Handled the company's day-to-day operations
- Played a key role in the development of iCTABLE
- Prepared presentations for prospective clients